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Stephen T. Cohen stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

July 15, 2024

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah L. O’Neal, Esq.

Re: The Charles Schwab Family of Funds — Form N-14 (File No. 333-280166) (the “Registrant”)

Dear Ms. O’Neal:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on the prospectus/information statement on Form N-14 (“Prospectus/Information Statement”) that was filed on June 13, 2024 by the Registrant with respect to the reorganization of Schwab Variable Share Price Money Fund (the “Acquired Fund”) with and into Schwab Government Money Fund (the “Surviving Fund,” and together with the Acquired Fund, the “Funds”) (the “Reorganization”). The SEC staff’s comments were provided by you to Stephen T. Cohen and Ari Abramovitz of Dechert LLP in a telephonic discussion on July 10, 2024.

Throughout this letter, capitalized terms have the same meaning as in the Prospectus/Information Statement, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please revise the disclosure in the “Information on Liquidity Fees” section on page 25 of the Prospectus/Information Statement to clarify each Fund’s ability to impose a liquidity fee.

Response: The Registrant has revised the disclosure as follows:

With respect to the Acquired Fund, pursuant to Rule 2a-7 under the 1940 Act, the Board of Trustees (Board) or its delegate is permitted to impose a liquidity fee on redemptions from the fund (up to 2%) if the Board or its delegate determines that the fee is in the best interests of the fund. The Board has delegated the ability to determine whether a liquidity fee is in the best interests of the Acquired Fund ~~fund~~ to the investment adviser.

July 15, 2024 Page 2

Liquidity fees are most likely to be imposed during times of extraordinary market stress. Additionally, the Board and the investment adviser generally expect that a liquidity fee would be imposed, if at all, after the fund has notified financial intermediaries and shareholders that a liquidity fee will be imposed (generally, as of the beginning of the next business day following the announcement that the fund will impose a liquidity fee).

Liquidity fees would reduce the amount you receive upon redemption of your shares. The fund retains the liquidity fees for the benefit of remaining shareholders.

With respect to the Surviving Fund, as a government money market fund, the Surviving Fund is not required to impose a liquidity fee on fund redemptions. The Board has determined not to subject the Surviving Fund to a liquidity fee on fund redemptions. Please note that the Board has reserved its ability to change this determination with respect to liquidity fees, but only after providing appropriate prior notice to shareholders.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen